EXHIBIT 99.8
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
     In connection with the Annual Report of Cameco Corporation (the “Company”) on Form 40-F for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Gerald W. Grandey, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:
1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By:	/s/ Gerald W. Grandey
Gerald W. Grandey
President & Chief Executive Officer

March 30, 2007